[United Natural Foods, Inc. Letterhead]








                                                                    July 1, 2004


By Edgar

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


      Re:   United Natural Foods, Inc.
            Registration Statement on Form 8-A
            File No. 000-21529
            Filed September 2, 2003


Dear Ladies and Gentlemen:

      United Natural Foods, Inc., a Delaware corporation (the "Company"), hereby requests the withdrawal of the above-referenced registration statement relating to its Preferred Shares Purchase Right, including all exhibits thereto, because the Preferred Shares Purchase Right expired on June 30, 2004.

      The Preferred Shares Purchase Right was issued under and pursuant to a Rights Agreement, dated as of dated as of February 22, 2000 (the "Rights Agreement"), between the Company and Continental Stock Transfer and Trust Company, as Rights Agent. On June 24, 2004, the Board of Directors of the Company unanimously voted to amend the Company's stockholder rights plan to accelerate the final expiration date of the Preferred Shares Purchase Right issued thereunder. Under the terms of the amendment, the Preferred Shares Purchase Right expired at the close of business on June 30, 2004, rather than February 22, 2010, as initially provided under the Rights Agreement. The Rights Agreement terminated in accordance with its terms upon the expiration of the Preferred Shares Purchase Right.

      Should you have any questions regarding the foregoing, please feel free to contact our counsel, Paul V. Rogers of Covington & Burling, at (202) 662-5592.

                                                   Sincerely,


                                                   /s/ Rick D. Puckett


                                                   Rick D. Puckett
                                                   Chief Financial Officer